SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of April, 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                          7 NEW ROUTES FOR BREMEN BASE

              ALGHERO, BRATISLAVA, MALTA, MILAN, PARIS, STOCKHOLM

                                   & TRAPANI

Ryanair, Europe's largest low-fare airline, today (Thursday, 26th April 2007) announced 7 new routes from its Bremen base to Alghero (Sardinia), Bratislava, Malta, Milan, Paris, Stockholm and Trapani (Sicily), bringing Ryanair's total routes from Bremen to 18.

These 7 new routes will start in September, when Ryanair will add a third brand new Boeing 737-800 to the base, bringing the airline's total investment in Bremen to over $220M.

Announcing the 7 new routes, Sean Coyle, Ryanair's Director of Scheduled Revenue said:

        "Ryanair's Bremen base has been a tremendous success from day one and our EUR220M investment in the airport will deliver over 1 million passengers in the coming year, sustaining 1,000 jobs and generating a visitor spend of over EUR150M. Today's package of 7 additional routes means even more choice and even more low fares for German consumers who want to escape from the high fares and fuel surcharges of Lufthansa.

        "To celebrate these 7 new routes, we are offering 5 million seats across Europe for just EUR10 * and we advise passengers to log onto www.ryanair.com immediately, as demand for bargain seats to Europe's hot spots will be very strong".

    Route                         Starts                    Frequency
    Alghero (Sardinia)            28th September            2 Weekly
    Bratislava                    25th September            3 Weekly
    Malta                         26th September            3 Weekly
    Milan                         26th September            4 Weekly
    Paris                         25th September            Daily
    Stockholm                     5th June                  3 Weekly
    Trapani (Sicily)              26th September            2 Weekly

* Includes taxes and charges.

Ends.                             Thursday, 26th April 2007

For further information:

Peter Sherrard - Ryanair          Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228            Tel: 00 353 1 4980 300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  26 April 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director